EXHIBIT 99.1

ROGERS WIRELESS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2002)

MAY 14, 2003

ROGERS WIRELESS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM INDEX

     Following is an index of the Annual Information Form referencing the requirements of Form 44-101F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in the 2002 Annual Report and the 2003 Management Proxy Circular dated April 25, 2003 and are incorporated herein by reference as noted below.

	Page reference / incorporated
	by reference from

		2002		2003
	Annual Information	Annual		Management
	Form	Report		Proxy Circular

Item 1 – Cover Page	1
– Index	2
Item 2 – Corporate Structure
2.1 – Name and Incorporation	3
2.2 – Intercorporate Relationships	3
Item 3 – General Development of the Business
3.1 – Three Year History	3-4
3.2 – Significant Acquisitions and
Significant Dispositions	n/a
3.3 – Trends		6-7	(1)
Item 4 – Narrative Description of the Business
4.1 – General		3	(2)
– Principal Products and Services		3	(3),6(4)
– Seasonality		6	(5)
– Government Regulation		7	(6)
– Competition		7	(7)
– Employees		16	(8)
– Properties, Trademarks, Environmental and Other Matters	4-5	8-11	(9)
Item 5 – Selected Consolidated Financial Information
5.1 – Annual Information		41-43	(10)
5.2 – Dividends	5
Item 6 – Management’s Discussion and Analysis		3-19	(11)
Item 7 – Market for Securities	5
Item 8 – Directors and Officers	5-10
Item 9 – Additional Information	10			3	(12), 11-12(13)

(1)	Under the heading “Recent Wireless Industry Trends”.

(2)	Under the heading “Company Overview”.

(3)	Under the headings “Products and Services”, “Distribution Network” and “Wireless Networks”.

(4)	Under the heading “Strategy”.

(5)	Under the heading “Seasonality”.

(6)	Under the headings “Overview of Government Regulation” and “Regulatory Developments”.

(7)	Under the heading “Competition”.

(8)	Under the heading “Employees”.

(9)	Under the heading “Intercompany and Related Party Transactions”.

(10)	Under the headings “Five-Year Financial Summary”, “Quarterly Comparison 2002” and “Quarterly Comparison 2001”.

(11)	Under the heading “Management’s Discussion and Analysis”.

(12)	Under the heading “Shares Entitled to be Voted at the Meeting”.

(13)	Under the headings “Restrictions on the Transfer, Voting and Issue of Shares” and “Take-Over Bid Protection for Class B Restricted Voting Shares”.

CORPORATE STRUCTURE

Name and Incorporation Rogers Wireless Communications Inc. (“RWCI” and, together with its subsidiaries, “Wireless”) is a holding company which has been continued under the Canada Business Corporations Act. Rogers Wireless Inc. (“RWI”) is the principal operating subsidiary of RWCI.

Intercorporate Relationships The following organization chart illustrates, as of December 31, 2002, the ownership structure of RWCI and its principal subsidiaries and indicates the jurisdiction of incorporation of each entity shown. As noted, RWCI is a corporation controlled by Rogers Communications Inc. (“Rogers” or “RCI”).

(1)	Undiluted. The ownership interest held by AT&T Wireless Services, Inc. (“AWE”) is held indirectly. Voting power for RCI, AWE and the public shareholders at December 31, 2002 was approximately 67.4%, 31.1% and 1.5%, respectively.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2002 Highlights

•	Completed the installation of the 1.9 GHz GSM/GPRS network to fully match the coast-to-coast analog footprint, covering approximately 93% of the Canadian population, and began deployment of GSM/GPRS service at 850 MHz late in 2002;

•	Commenced cross-border GSM roaming into the U.S. with AWE and Cingular Wireless LLC, and into 54 other countries around the world;

•	Repurchased US$45.9 million aggregate principal amount of U.S. dollar-denominated long term debt, resulting in a gain of $31.0 million.

2001 Highlights

•	Successfully participated in Industry Canada’s spectrum licensing auction in January 2001, which resulted in the acquisition of 23 licenses of 10 MHz each of spectrum in various regions across Canada;

•	Launched GSM/GPRS wireless voice and data services to 85% of the Canadian population (reached 93% in 2002);

•	Completed the implementation of the new AMDOCS billing and customer care system with the integration of data and messaging customers;

•	Completed three financing transactions:

1.	On April 12, 2001, Rogers Wireless Inc. amended its bank credit facility to provide it with a revolving credit facility of $700 million with no reduction until April 30, 2006 and a final maturity on April 30, 2008;

2.	On April 18, 2001, Wireless completed an equity rights offering, yielding approximately $419.9 million, net of costs; and

3.	On May 2, 2001, Rogers Wireless Inc. completed a debt issue in an aggregate amount of US$500 million (approximately Cdn$770 million) of 9.625% Senior Secured Notes due May 1, 2011, the full amount of which has been hedged with respect to foreign exchange.

2000 Highlights

•	In January 2000, Rogers launched a new logo and brand identity for the Rogers group of companies. As a result, Rogers Cantel Inc. changed its name to Rogers Wireless Inc. and now operates under the co-brand Rogers AT&T Wireless. In addition, Rogers AT&T Wireless, Rogers Cable and Rogers Media share a common brand identity to reflect the Rogers group of companies’ ability to offer a variety of communications, information and entertainment services.

•	In November 2000, in response to the expected increased demand for wireless data services, Wireless, together with its partner AWE, announced a three-phase approach to deploy a third generation wireless network capable of offering high-speed integrated wireless voice and data transmission services.

NARRATIVE DESCRIPTION OF THE BUSINESS

Properties, Trademarks, Environmental and Other Matters

     In most instances, Wireless owns the assets essential to its operations. The major fixed assets of Wireless are transmitters, microwave systems, antennae, buildings and electronic transmission receiving and processing accessories and other cellular network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment). Wireless also leases land and space on buildings for the placement of antenna towers and generally leases the premises on which its switches are located, principally under long term leases. Wireless owns a Toronto office complex in which its executive offices are located. Wireless is also leasing some of this office space to RCI and certain of its affiliates. In addition, Wireless owns service vehicles, data processing facilities and test equipment. The operating systems and software related to these assets are either owned by Wireless or are used under license. Most of Wireless’ assets are subject to various security interests in favour of lenders.

     Wireless’ wireless network reaches approximately 93% of the Canadian population and is located in all ten provinces.

     Wireless owns or has licensed various brands and trademarks used in its businesses. Wireless entered into an amended brand license agreement with AT&T Canada Enterprises under which it was granted a license to use the AT&T brand on a co-branded basis in connection with the marketing of Wireless’ wireless services. In January 2000, the Rogers group of companies launched a new logo and brand identity to reflect the Rogers group of companies’ ability to offer a variety of communications, information and entertainment services. Wireless maintains customer lists for its businesses. Various of Wireless’ trade names are protected by trademark and/or copyright. Wireless’ intellectual property, including its trade names, brands, properties and customer lists, is important to its operations. Environmental protection requirements applicable to Wireless’ operations are not expected to have a significant effect on its capital expenditures, earnings or its competitive position in the current or future fiscal years.

     Wireless has entered into commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements. In addition, Wireless has entered into other commercial commitments, including the payment of dealers’ residual commissions, research and development commitments pursuant to the terms of Industry Canada licenses and a network equipment supply agreement with Ericsson Canada Inc. Wireless estimates its total residual commission obligations and research and development obligations in 2003 will be approximately $57 million and $19 million, respectively. For further information, see Notes 8, 17 and 18 of Wireless’ audited consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Dividends

     There were no cash dividends declared by RWCI for the period from September 1, 1985 to December 31, 2002. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of RWCI and will depend on Wireless’ operating results, financial condition and capital requirements, general business conditions and such other factors as the Board of Directors of RWCI deems relevant. Wireless is party to various credit agreements that restrict Wireless’ ability to declare dividends.

MARKET FOR SECURITIES

     Rogers Wireless Communications Inc. Class B Restricted Voting Shares (in Canada: RCM.B, in United States: RCN, CUSIP #775315104) are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange.

ITEM 8 — DIRECTORS AND OFFICERS

     Following is a list of directors and principal executive officers of RWCI prepared as of December 31, 2002, indicating their municipality of residence and their principal occupation within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

     To the knowledge of the directors and officers of RWCI, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the outstanding voting shares of RWCI are: (i) RCI, a corporation controlled by Edward S. Rogers, O.C., and certain corporations owned or controlled directly or indirectly by him and trusts for the benefit of Mr. Rogers and his family; and (ii) JVII General Partnership, a general partnership, all of the interests of which are owned, directly or indirectly, by AWE. As of April 1, 2003, RCI, directly and indirectly, beneficially owns or controls 62,820,371 Class A Multiple Voting shares of RWCI, representing 69.4% of the issued and outstanding Class A Multiple Voting shares, and 16,317,644 Class B Restricted Voting shares of RWCI, representing 31.8% of the issued and outstanding Class B Restricted Voting shares, which together represent 67.4% of the total votes attached to all voting shares of RWCI currently issued and outstanding. As of April 1, 2003, JVII beneficially owns or controls 27,647,888 Class A Multiple Voting shares of RWCI, representing 30.6% of the issued and outstanding Class A Multiple Voting shares, and 20,946,284 Class B Restricted Voting shares, representing 40.9% of the issued and outstanding Class B Restricted Voting shares, which together represent 31.1% of the total votes attached to all voting shares of RWCI currently issued and outstanding.

     As at December 31, 2002, RWCI’s directors and officers as a group owned or controlled, directly or indirectly, an aggregate 62,820,371 Class A Multiple Voting shares of RWCI (as noted above), representing approximately 69.4% of the issued and outstanding Class A Multiple Voting shares of RWCI, and an aggregate 16,337,199 Class B Restricted Voting shares of RWCI, representing approximately 31.9% of the issued and outstanding Class B Restricted Voting shares of RWCI.

Name	Position

Edward S. Rogers, O.C. (2)(4)	Director and Chairman
H. Garfield Emerson, Q.C. (1)(2)	Director and Deputy Chairman
Nadir H. Mohamed (2)	Director and President and Chief Executive Officer
Douglas C. Cotton (5)	President, Ontario Region
The Hon. Francis Fox, P.C., Q.C	President, Strategic Relations
Jean Laporte	President, Eastern Region
Daryl E. Levy	President, Midwest Region
Arnold J. Stephens	President, Western Canada
Robert F. Berner	Executive Vice President and Chief Technology Officer
Robert W. Bruce	Executive Vice President, Chief Marketing Officer and President, Wireless Data Services
James S. Lovie	Executive Vice President, Sales, Service and Distribution
Bruce Burgetz	Senior Vice President and Chief Information Officer
John R. Gossling	Senior Vice President and Chief Financial Officer
M. Lorraine Daly	Vice President, Treasurer
Alan D. Horn	Vice President
Donna McNicol	Vice President, Human Resources
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
Lewis M. Chakrin (1)(2)(3)	Director
George A. Fierheller (1)	Director and Honourary Chairman
Timothy Finnegan (3)	Director
Albert Gnat, Q.C	Director
James C. Grant	Director
Thomas I. Hull (2)	Director
Pierre L. Morrissette (1)	Director
The Hon. David R. Peterson, P.C., Q.C. (1)	Director
John F. Ricketts (1)	Director
Richard D. Roberts	Director
Jordan M. Roderick (2)(3)	Director
Edward Rogers (2)(4)	Director
G. Michael Sievert (3)	Director

(1)	Member of the Audit Committee.

(2)	Member of the Executive Committee.

(3)	In 1999, RWCI, RCI and JVII entered into a number of agreements, including a shareholders’ agreement which provides for, among other things, the grant by RCI of certain governance rights in favour of JVII with respect to RWCI so long as JVII holds at least 20% of the equity shares of RWCI, including the ability to nominate four directors to RWCI’s board of directors. Messrs. Chakrin, Finnegan, Roderick and Sievert serve as directors pursuant to the shareholders’ agreement.

(4)	Edward Rogers is the son of Edward S. Rogers, O.C. Effective February 7, 2003 Edward Rogers was appointed President and Co-Chief Executive Officer of Rogers Cable Inc.

(5)	Mr. Cotton resigned from Wireless effective December 31, 2002. Mr. Joseph B. Chesham was appointed Acting President, Ontario Region and Vice President, National Corporate Sales effective January 1, 2003. In April 2003, Mr. Chesham was appointed President, Ontario Region.

Edward S. Rogers, O.C., 69, resides in Toronto, Ontario and has been Chairman of RWCI since May, 1991. Mr. Rogers is also President and Chief Executive Officer of Rogers Communications Inc. He also serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited, the Toronto Dominion Bank, Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

H. Garfield Emerson, Q.C., 62, resides in Toronto, Ontario and has been a director of RWCI since April, 1992 and Deputy Chairman of the Board since May, 2002. Mr. Emerson is also a director of the Canada Deposit Insurance Corporation, CAE Inc., Wittington Investments, Limited, Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is also Chair of the Sunnybrook & Women’s Foundation. Mr. Emerson joined Fasken Martineau DuMoulin, LLP in August 2001 as senior partner and National Chairman of the firm and leader of the firm’s mergers and acquisitions practice. Mr. Emerson joined the Rothschild International Investment Bank in 1990 and, from 1990 to 2001, served as President and Chief Executive Officer of NM Rothschild & Sons Canada Limited. Prior to this, Mr. Emerson served as a senior partner with Davies, Ward & Beck from 1969 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

Nadir H. Mohamed, 47, resides in Toronto, Ontario, and has been a director of RWCI since June, 2001. Mr. Mohamed is President and Chief Executive Officer of RWCI. Prior to joining Wireless, Mr. Mohamed served as Senior Vice-President, Marketing and Sales, Telus Communications Inc., held several senior financial, strategic business development and operational management positions at both BC Tel and BC Tel Mobility and served as President and Chief Operating Officer, BC Tel Mobility. Mr. Mohamed is a director of Sierra Wireless, Inc. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and received his Chartered Accountant designation in 1980.

Douglas C. Cotton, a resident of Toronto, Ontario, served as President, Ontario Region from May 2000 until his resignation from Wireless in December 2002. Prior to his appointment at Wireless, Mr. Cotton held various management positions with Sprint PCS from 1996 to 2000, most recently serving as Area Vice President for Sprint PCS in Pittsburgh, Pennsylvania.

The Hon. Francis Fox, P.C., Q.C., a resident of Verdun, Quebec, was appointed President, Strategic Relations in 2002 and has served as President, Eastern Canada from 1999 to 2002 and as President, Quebec and Eastern Canada from 1997 to 1999. From 1991 to 1997, Mr. Fox served as Chairman and as a Director of Wireless. From 1985 to 1997, Mr. Fox was a partner in the law firm of Martineau Walker.

Jean Laporte, a resident of Montreal, Quebec, was appointed President, Eastern Region in 2002. Prior to his appointment, Mr. Laporte served as a senior officer of Microcell Solutions, most recently as National Vice President, Sales, Fido Stores from 2001 to 2002 and as Vice President and General Manager, Eastern Canada from 1997 to 2001. From 1987 to 1996, Mr. Laporte served in various capacities with Apple Canada.

Daryl E. Levy, a resident of Winnipeg, Manitoba, was appointed President, Midwest Region in August 2000. From 1994 to 2000, Mr. Levy served as General Manager, Midwest Region.

Arnold J. Stephens, a resident of Calgary, Alberta, was appointed President, Western Canada in September 2000. Prior to his appointment, Mr. Stephens held various senior management positions at Telus Mobility from 1989 to 2000, most recently as Acting President of Telus Mobility and Acting Executive Vice President of Telus.

Robert F. Berner, a resident of Unionville, Ontario, was appointed Senior Vice President and Chief Technology Officer in 1997, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1997. Mr. Berner has been associated with Wireless since 1985. Mr. Berner currently serves as a director of Tropian Inc., a privately held company, and is the founding member and director of the board of governors of the Universal Wireless Communications Consortium.

Robert W. Bruce, a resident of Toronto, Ontario, was appointed Executive Vice President, Chief Marketing Officer and President, Wireless Data Services in 2001. Prior to his appointment with Wireless, Mr. Bruce served as Senior Vice President of Marketing for Bell Mobility, prior to which Mr. Bruce held senior operating and marketing positions with Oshawa Foods Limited, Pepsi-Cola Canada Beverages Inc. and Warner Lambert.

James S. Lovie, a resident of Aurora, Ontario, was appointed Executive Vice President, Sales, Distribution and Service for Wireless in 2001. Prior to his appointment with Wireless, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company) and, from 1996 to 1998, as Senior Vice President, Sales, Marketing and Distribution for Bell Mobility.

Bruce Burgetz, a resident of Toronto, Ontario was appointed Senior Vice President and Chief Information Officer in April 2002. Prior to joining Wireless, Mr. Burgetz served as Senior Vice President of Information Technology and Chief Information Officer for Shoppers Drug Mart. Mr. Burgetz was associated with Shoppers Drug Mart from 1992 to 2002.

John R. Gossling, a resident of Toronto, Ontario, was appointed Senior Vice President and Chief Financial Officer in July 2000. From 1985 to 2000, Mr. Gossling held various positions with KPMG, LLP, most recently as a partner in KPMG’s US Capital Markets Group based in New York City and London, England. Mr. Gossling received his Chartered Accountant designation in 1989.

M. Lorraine Daly, a resident of Toronto, Ontario, has served as Vice President, Treasurer of Wireless since 1991. Ms. Daly has also served as Vice President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.

Alan D. Horn, a resident of Toronto, Ontario, has served as a Vice President of Wireless since 1996 and has served as a Director of RWI since October 1999. Mr. Horn has served as Vice President, Finance and Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice President, Administration of RCI.

Donna McNicol, a resident of Toronto, Ontario, was appointed as Vice President, Human Resources of Wireless in 2002.

Graeme H. McPhail, a resident of Toronto, Ontario, was appointed as Vice President, Associate General Counsel of Wireless in 1996. Mr. McPhail has also served as Vice President, Associate General Counsel of RCI since 1997 and has been associated with RCI since 1991.

David P. Miller, a resident of Toronto, Ontario, was appointed as Vice President, General Counsel and Secretary of Wireless in 1991. Mr. Miller has also served as Vice President, General Counsel of RCI since 1987.

Lewis M. Chakrin, 55, resides in Mendham, New Jersey, and has been a director of RWCI since October, 2001. Mr. Chakrin is Executive Vice-President, Corporate Strategy and Business Development, AT&T Wireless Services, Inc. Mr. Chakrin joined Bell Labs in 1969 and served as a supervisor in the Operations Research Group and the Network Architecture Planning Group. He joined AT&T Corporate Headquarters in 1982 and served in various capacities including Vice-President, Business Sales Division; Strategic Planning Vice-President, International Communications Services; Vice-President, Personal Communications Services; Vice-President Business Development and Corporate Strategy and Vice-President, Consumer Product Management. Mr. Chakrin holds a M.Sc. in Operations Research, Columbia University, and an M.B.A. and Ph.D. in Finance, New York University’s Graduate School of Business.

George A. Fierheller, 69, resides in Toronto, Ontario, and has been a director of RWCI since 1984. Mr. Fierheller is President, Four Halls Inc. (investment and consulting) and served with IBM prior to founding Systems Dimensions Limited in 1968. Mr. Fierheller was appointed President and Chief Executive Officer, Premier Cablesystems Limited in 1979; Vice-Chairman of the merged Rogers Cablesystems Inc. in 1980 and Chairman and Chief Executive Officer of Rogers Wireless Mobile Communications Inc. in 1989. Mr. Fierheller serves as a director of Ontario Exports Inc., The Canadian Institute for Advanced Research, Extendicare Inc., GBC North America Growth Fund Inc., Sierra Systems Group Inc., Telesystem International Wireless Inc. and is an Honourary Director of Smart Toronto. Mr. Fierheller holds an Honours Degree (Political Science and Economics), University of Toronto, 1955. Mr. Fierheller was appointed a Member of the Order of Canada in 2000.

Timothy Finnegan, 47, resides in Huntington, Long Island, and has been a director of RWCI since October 2001. Mr. Finnegan is Vice-President, Partnership Marketing, AT&T Wireless Services, Inc. and has served in various capacities with that company, including Vice President, Business Sales. Prior to joining AT&T Wireless Services, Inc., Mr. Finnegan served with AT&T and Manufacturers Hanover Trust Company, New York, in a variety of sales, marketing and operations positions. Mr. Finnegan holds a B.A. (Economics), Fairfield University, and an M.B.A., Fordham University.

Albert Gnat, Q.C., 64, resides in Caledon, Ontario and has been a director of RWCI since 1990. Mr. Gnat is a senior partner in the law firm of Lang Michener. Mr. Gnat is also a director of Rogers Communications Inc., Rogers Cable Inc., AXA Insurance Group of Companies, CCL Industries Inc., Enghouse Systems Limited, IKEA Limited, Leitch Technology Corporation, SCOR Canada Reinsurance Company, Slater Steel Inc. and Vitran Corporation Inc. Mr. Gnat holds an Honours B.A. (Political Science and Economics), and an LL.B., University of Toronto. He was called to the Bar of Ontario in 1967 and appointed Queen’s Counsel in 1984.

     James C. Grant, 66, resides in Oakville, Ontario, and has been a director of RWCI since April 1992. Mr. Grant is President, C.G. James & Associates. Previously, Mr. Grant held senior positions with the Royal Bank of Canada, including Deputy Head of the Retail Division responsible for Strategic Planning and Executive Vice-President, Systems and Technology. Mr. Grant serves as a director of Canadian Information Productivity Awards Ltd. (Canada), Object Resources Inc. (U.S.A.) and Secure Electrans Limited (U.K.). Mr. Grant represented Canada in a number of international associations including the Business Industry Advisory Committee to the O.E.C.D.; the International Chamber of Commerce on Information Systems and the Telecommunications and Computer Services Sectoral Advisory group on International Trade, Government of Canada (NAFTA). Mr. Grant holds a B. Eng., Technical University of Nova Scotia.

Thomas I. Hull, 71, resides in Toronto, Ontario and has been a director of RWCI since May, 1991. Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies. Mr. Hull is also a director of Rogers Communications Inc., Rogers Media Inc. and Rogers Telecommunications Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Pierre L. Morrissette, 56, resides in Oakville, Ontario and has been a director of RWCI since May, 1991. Mr. Morrissette serves as Chairman, President and Chief Executive Officer of Pelmorex Inc. Mr. Morrissette previously served as President and Chief Executive Officer, Canadian Satellite Communications Inc.; Chairman and Chief Executive Officer, CI Cable Systems; Senior Vice-President and Chief Financial Officer, Telemedia Communications Inc.; President, Gasbeau Investments and President, Telemedia Enterprises. Mr. Morrissette serves on the Advisory Boards of the Richard Ivey School of Business and Meteorological Services of Canada. Mr. Morrissette holds a B.A. (Economics), Loyola of Montreal, and an M.B.A., University of Western Ontario.

The Hon. David R. Peterson, P.C., Q.C., 59, resides in Toronto, Ontario and has been a director of RWCI since May 1991. Mr. Peterson is a senior partner and Chairman of Cassels Brock & Blackwell LLP, Chairman of Cassels•Pouliot•Noriega, an international affiliation of Toronto, Montreal and Mexico City law firms and an adjunct professor at York University. Mr. Peterson was elected as a Member of the Ontario Legislature in 1975 and became the Leader of the Ontario Liberal party in 1982. He served as Premier of Ontario between 1985 and 1990. Mr. Peterson is also a director of a number of boards that includes Ivanhoe Cambridge Shopping Centres Limited, Rogers Communications Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

John F. Ricketts, 65, resides in Toronto, Ontario and has served as a Director of RWCI since 1986.

Richard D. Roberts, 77, a resident of Ukiah, California has served as a Director of RWCI since 1993.

Jordan Roderick, 45, resides in Redmond, Washington and has been a director of RWCI since April 2000. Mr. Roderick is President, International, AT&T Wireless Services, Inc. Prior to his current position, Mr. Roderick was Executive Vice-President Wireless Technology and Products and served in a variety of roles with LIN, McCaw Cellular and AT&T Wireless Services, Inc., including Executive Vice-President, Cellular One in New York and Vice-President, Products Development, AT&T Wireless Services, Inc. Mr. Roderick serves as a director of Rohn Industries, Far EasTone Telecommunications, Ltd. (Taipei, Taiwan) and PrairieComm, Inc. Mr. Roderick holds a B.A. and M.B.A. from Dartmouth.

Edward S. Rogers, 33, resides in Toronto and has been a director of RWCI since September 1999. Mr. Rogers also serves as a director of Rogers Communications Inc., Rogers Media Inc. and Futureway Communications Inc. Mr. Rogers is President and Co-Chief Executive Officer of Rogers Cable Inc. From 1993 to 1996 he worked for Comcast Corporation, Philadelphia and has served as Vice-President and General Manager, Paging, Data and merging Technologies, Rogers Wireless Inc., Vice-President and General Manager, GTA, Rogers Cable Inc. and Senior Vice-President, Planning and Strategy, RCI. Mr. Rogers holds a B.A., University of Western Ontario.

G. Michael Sievert, 33, resides in Yarrow Point, Washington and has been a director of RWCI since October, 2002. Mr. Sievert is Executive Vice-President and Chief Marketing Officer, AT&T Wireless Services, Inc., a position he has held since March, 2002. Previously, Mr. Sievert has served as Chief Marketing and Sales Officer, E*TRADE Group, Inc. and has held executive positions with IBM and Proctor & Gamble. Mr. Sievert holds a B.Sc. in Economics, The Wharton School, University of Pennsylvania.

ITEM 9 — ADDITIONAL INFORMATION

General

RWCI shall provide to any company or person, upon request to the Secretary of RWCI:

(a)	when the securities of RWCI are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

i)	one copy of the annual information form of RWCI, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

ii)	one copy of the comparative financial statements of RWCI for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of RWCI subsequent to the financial statements for its most recently completed financial year;

iii)	one copy of the information circular of RWCI in respect of its most recent annual meeting of shareholders that involve the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above;

or

(b)  at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided RWCI may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of RWCI.

The Secretary of RWCI can be contacted at RWCI’s executive office, located at One Mount Pleasant Road, Toronto, Ontario, Canada, M4Y 2Y5 (telephone: 416-935-1100).

Additional information including directors and officers remuneration and indebtedness, principal holders of RWCI’s securities, options to purchase securities and interest of insiders and material transactions is contained in RWCI’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in RWCI’s comparative financial statements for its most recently completed financial year.